Exhibit 21.1.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation
TESSCO Incorporated	Delaware
Wireless Solutions Incorporated	Maryland
TESSCO Service Solutions, Inc.	Delaware
TESSCO Communications Incorporated	Delaware
TESSCO Financial Corporation	Delaware
TESSCO Business Services, LLC	Delaware
TESSCO Integrated Solutions, LLC	Delaware
GW Service Solutions, Inc.	Delaware
TCPM, Inc.	Delaware